SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CHYRONHEGO CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

171607104

(CUSIP number)

Johan Apel

Westhill Group AB

Karlbergsvägen 46 A

Stockholm, Sweden 113 37

46 70 515 7424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS Westhill Group AB
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,245,403
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,245,403
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,245,403
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 13.0%
14.	TYPE OF REPORTING PERSON CO

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1.	NAMES OF REPORTING PERSONS Johan Apel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 185,493
	8.	SHARED VOTING POWER 5,245,403
	9.	SOLE DISPOSITIVE POWER 185,493
	10.	SHARED DISPOSITIVE POWER 5,245,403
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,430,896*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 13.4%
14.	TYPE OF REPORTING PERSON IN

* Includes options to purchase 133,332 shares of common stock of ChyronHego Corporation exercisable within 60 days of November 17, 2014.

CUSIP No. 171607104	Schedule 13D	Page 4 of 7

ITEM 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and restates the Schedule 13D filed on May 31, 2013. The title and class of securities to which this statement on Schedule 13D, as amended and restated (this “Statement”), relates is the common stock, par value $0.01 per share (the “Common Stock”), of ChyronHego Corporation, a New York corporation (the “Issuer”). The principal executive office of the Issuer is located at 5 Hub Drive, Melville, New York 11747. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Statement is being filed by: Westhill Group AB (“Westhill”) and Johan Apel. The individuals and entities referenced in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Westhill is the record holder of 5,245,403 shares of Common Stock. Mr. Apel is the sole equity owner and sole director of Westhill and may be deemed to beneficially own all securities held by Westhill.

(b) and (c) The address of the principal business office of each of the Reporting Persons is c/o Westhill Group AB, Karlbergsvägen 46 A, Stockholm, Sweden 113 37. Westhill Group AB is an organization owned and operated by Mr. Apel. Westhill’s principal business is to serve as an investment vehicle. Mr. Apel serves as the President, Chief Executive Officer and a director of the Issuer.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a), (b) or (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Westhill is a Swedish corporation.  Mr. Apel is a citizen of Sweden.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The 5,245,403 shares of Common Stock held by Westhill that are reported on this Statement were acquired pursuant to the terms of a stock purchase agreement (the “Stock Purchase Agreement”) by and among the Issuer, Chyron Holdings, Inc., Chyron AB, Hego AB (“Hego”), Westhill Group AB as the stockholder representative of the Hego stockholders, and the stockholders of Hego, pursuant to which Chyron AB, the Issuer’s indirect wholly-owned subsidiary, acquired all of the issued and outstanding shares of Hego (the “Hego Transaction”). In the Hego Transaction, the Reporting Persons sold an aggregate of 461 shares of Hego capital stock to the Issuer in exchange for the shares of the Issuer’s Common Stock held by Westhill identified in this Statement. Westhill acquired 3,605,088 shares of Common Stock in connection with the Hego Transaction on May 22, 2013, acquired an additional 1,773,048 shares of Common Stock for no additional consideration on March 27, 2013 and November 6, 2014 pursuant to an “earn-out” provision in the Stock Purchase Agreement, and assigned 132,733 shares of Common Stock to Stella Capital Advisors (“Stella”) as compensation for Stella’s services to Hego in connection with the Stock Purchase Agreement.

As President and Chief Executive Officer of the Issuer, Mr. Apel acquired 31,804 shares of Common Stock as partial payment of a bonus earned under the Issuer’s 2013 Management Incentive Compensation Plan on March 5, 2014. Mr. Apel also beneficially owns 5,357 shares of Common Stock in the Issuer’s 401(k) plan and 15,000 shares of Common Stock in a personal pension plan.

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ITEM 4.	Purpose of Transaction.

On November 17, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vector CH Holdings (Cayman), L.P., a newly formed Cayman Islands exempted limited partnership (“Parent”), and CH Merger Sub, Inc., a newly formed New York corporation and wholly-owned subsidiary of Parent (“Merger Subsidiary”), providing for the merger (the “Merger”) of Merger Subsidiary with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Subsidiary are controlled affiliates of Vector Capital Management, L.P. (the “Sponsor”).

At the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares held by Parent, Merger Subsidiary, any other subsidiary of Parent or any subsidiary of the Issuer) will be converted into the right to receive $2.82 in cash, without interest (the “Merger Consideration”), other than an aggregate of 8,258,706 shares, representing up to 50% of the shares held (excluding stock options and shares issuable upon exercise of stock options) by Mr. Apel, Westhill, Stefan Fjellsten, Sören Kjellin, Maxflyt AB, and certain former shareholders of companies previously acquired by the Issuer (the “Rollover Holders”), which will be exchanged for approximately 31% of the equity interests of Parent. The Rollover Holders have each executed and delivered Rollover Agreements dated November 17, 2014 (the “Rollover Agreements”) to Parent. Pursuant to their Rollover Agreement, Mr. Apel and Westhill have agreed to exchange 2,648,782 shares of Common Stock for approximately 9.8% of the equity interests of Parent.

As a condition and inducement to the willingness of the Purchaser and Merger Subsidiary to enter into the Merger Agreement, the directors, executive officers and certain shareholders of the Issuer, including Mr. Apel and Westhill, have entered into a Voting Agreement dated November 17, 2014 (the “Voting Agreement”). Under the Voting Agreement, the signatories have agreed to vote shares owned by them in favor of the Merger, against any transaction or proposal that would result in a breach of the Merger Agreement or could result in the conditions under the Merger Agreement not being fulfilled, and in favor of any other matter necessary to consummate the Merger. In addition, each signatory appointed Purchaser as its irrevocable proxy to vote, at any meeting of the stockholders of the Issuer, and in any action by written consent of the stockholders of the Issuer, their shares of Common Stock for the matters expressly provided for in the Voting Agreement. Each signatory also agreed not to dispose of any of his or her shares of the Issuer’s common stock, other than to immediate family members or for estate planning purposes, and not to solicit or participate in any discussions or negotiations regarding any unsolicited proposal that constitutes or may reasonably be expected to lead to a Superior Proposal (defined below), other than activities in such person’s capacity as a director or executive officer of the Issuer as permitted by Section 6.03 of the Merger Agreement. A “Superior Proposal” means a bona-fide, written Acquisition Proposal (as such term is defined in the Merger Agreement) on terms that the Special Committee determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable from a financial point of view to all the Issuer’s shareholders (other than the Rollover Holders) than as provided under the Merger Agreement (taking into account any proposal by Parent to amend the terms of the Merger Agreement pursuant to Section 6.03(g) of the Merger Agreement), which the Special Committee determines is reasonably likely to be consummated without undue delay relative to the transactions contemplated by the Merger Agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Special Committee.

Following the Merger, Mr. Apel will continue to serve as the Chief Executive Officer of the Issuer.

References to, and descriptions of, the Merger, the Merger Agreement, the Rollover Agreements and Voting Agreement throughout this statement are qualified in their entirety by reference to the complete text, respectively, of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 17, 2014 (the “Form 8-K”), the Rollover Agreements, the form of which is filed as Exhibit 10.1 to the Form 8-K, and the Voting Agreement, a copy of which is filed as Exhibit 10.2 to the Form 8-K.

CUSIP No. 171607104	Schedule 13D	Page 6 of 7

ITEM 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person named in Item 2 of this Statement. The percentage is based on an aggregate of 40,263,343 shares of Common Stock outstanding as of November 17, 2014, based on information provided by the Issuer. The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Reporting Person	Shares of Common Stock	Percentage Beneficially Owned
Westhill Group AB	5,245,403	13.0%
Johan Apel	5,430,896*	13.4%

* Includes options to purchase 133,332 shares of Common Stock exercisable within 60 days of November 17, 2014.

As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with Purchaser and Vector Capital. The Reporting Persons expressly disclaim being such a group with Purchaser and Vector Capital, and neither the filing of this statement nor any of its content will be deemed to constitute an admission that any of the Reporting Persons are the beneficial owners of any shares of equity securities owned by Purchaser or Vector Capital or any of their affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Westhill has shared voting and shared dispositive power over 5,297,564 shares of Common Stock beneficially owned, and Mr. Apel, who is the sole equity owner and director of Westhill, may be deemed to share the right to direct the voting and dispositive power over such securities. Mr. Apel has sole voting and sole dispositive power over 185,493 shares of Common Stock, which includes options to purchase 133,332 shares of Common Stock exercisable within 60 days of November 17, 2014.

(c) On November 6, 2014, Westhill received 953,710 shares of Common Stock from the Issuer pursuant an “earn-out” provision in the Stock Purchase Agreement. The Stock Purchase Agreement provided that the shareholders of Hego, including Westhill, would receive additional shares of the Issuer’s common stock, for no additional consideration, if Hego achieved certain financial milestones, which have been achieved. Except for the acquisition described in this paragraph, none of the Reporting Persons has effected any transaction in shares of Common Stock within the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stock Purchase Agreement

On March 9, 2013, the Issuer and the parties identified in Item 3 above entered into the Stock Purchase Agreement, pursuant to which a wholly-owned subsidiary of the Issuer agreed to acquire all of the issued and outstanding capital stock of Hego for the consideration specified in the Stock Purchase Agreement. The closing of the Hego Transaction occurred on May 22, 2013, at which time Hego became a wholly-owned subsidiary of the Issuer. Pursuant to the terms of the Stock Purchase Agreement, the Issuer, in exchange for all of the issued and outstanding capital stock of Hego, issued 12,199,431 shares of its Common Stock.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 12, 2013 and is incorporated herein by reference as Exhibit 1 to this Statement.

Voting Agreement and Rollover Agreements

See Item 4 of this statement for a description of the Voting Agreement and the Rollover Agreements entered into by the Reporting Persons.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 171607104	Schedule 13D	Page 7 of 7

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:

Stock Purchase Agreement by and among Chyron Corporation, Chyron Holdings, Inc., Chyron AB, Hego Aktiebolag, Westhill Group AB (corp. reg. no. 556583-5948) as the stockholder representative of the Hego stockholders, and the stockholders of Hego Aktiebolag, dated as of March 9, 2013. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-09014), filed with the SEC on March 12, 2013).

Exhibit 2:

Agreement and Plan of Merger by and among ChyronHego Corporation, Vector CH Holdings (Cayman), L.P. and CH Merger Sub, Inc., dated as of November 17, 2014. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-09014), filed with the SEC on November 17, 2014).*

Exhibit 3	:

Form of Rollover Agreement, dated as of November 17, 2014, by and between Parent and each of the Rollover Holders. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-09014), filed with the SEC on November 17, 2014).

Exhibit 4:

Voting Agreement, dated as of November 17, 2014, by and among Parent, Merger Subsidiary and the Signatories Thereto. (Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-09014), filed with the SEC on November 17, 2014).

* The schedules to the Agreement and Plan of Merger have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. ChyronHego Corporation will furnish supplemental copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 26th day of November, 2014.

WESTHILL GROUP AB

By:	/s/ Johan Apel
Johan Apel
Sole Director

/s/ Johan Apel
Johan Apel